

July 9, 2013

<u>Via E-mail</u>
Dennis J. Broderick
Executive Vice President, General Counsel and Secretary
Macy's Inc
151 West 34th Street
New York, NY 10001

     Re: **Macy's Inc**
                 Form 10-K for the Fiscal Year Ended February 2, 2013
                 Filed April 3, 2013
                 Response dated June 25, 2013
                 File No. 001-13536

Dear Mr. Broderick:

We have reviewed your response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14</u>

<u>Important Information Regarding Non-GAAP Financial Measures, page 16</u>

1. We note your response to prior comment 4. In future filings, please expand your ROIC disclosure to more clearly indicate that including the net rent expense that is multiplied by a factor eight is to approximate a capitalized value of non-capitalized leases consistent with industry and credit rating agency practice, and that the specified assets and liabilities that are subjected to a four point average is to compensate for seasonal fluctuations.

Dennis J. Broderick
Macy's Inc
July 9, 2013
Page 2

       You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3377 if you have questions regarding our comments or any other questions.

                                   Sincerely,

                                   /s/ Andrew D. Mew

                                   Andrew D. Mew
                                   Accounting Branch Chief

[cc: Jill Barlow, General Counsel's Office]